SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CNPJ 43.776.517/0001-80

NIRE No. 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp ("Company") in compliance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 44, of August 23, 2021, as amended, and in continuity with the Material Fact disclosed on July 22, 2025, informs its shareholders and the market in general that, in 2025, it made investments totaling R$ 15.2 billion in water supply and sewage system infrastructure works, amount in preliminary and non-audited version.

The investments made in 2025 were 2.2x higher than those made in 2024 (R$ 6,9 billion), with investments accelerating in 2H25 and increasing 36% versus 1H25.

As a result, the Company:

•	Surpassed all its U-Factor(1) targets for the year, as follows:
o	Water Economies (ICA): 664,161 new economies, 152% of the 2024–2025 target
o	Sewage Economies (ICE): 781,464 new economies, 133% of the 2024–2025 target
o	Units for Sewage Treatment (IEC): 1,372,105 new economies, 134% of the 2024–2025 target
•	Expanded access to water services for 1,819,342 people, sewage collection for 2,138,670 people, and sewage treatment for 3,759,534 people
•	Generated more than 40,000 direct and indirect jobs

These results reinforce the Company’s commitment to achieving universal access to basic sanitation by 2029, ensuring that the entire population within the concession area of the URAE-1 Contract concession area has access to essential water and sewage services.

The Company will keep its shareholders and the market informed of any relevant updates related to the subject matter of this Material Fact.

São Paulo, February 4, 2026

DANIEL SZLAK

Chief Financial and Investor Relations Officer

(1)	O número de economias e metas de Fator-U estão sujeitas à auditoria e validação do órgão regulador.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 4, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.